

07008775

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response. . .12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/06 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CALLAHAN FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 CONNECTICUT AVE. NW; SUITE 1001
(No. and Street)

WASHINGTON	DC	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Johnson (202) 223-3920
(Area Code - Telephone No.)

PROCESSED
JAN 15 2008
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name*)

10 West Broad Street, Suite 1700,	Columbus,	Ohio	43215-3713
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALLAHAN FINANCIAL SERVICES, INC., as of October 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

District of Columbia
Subscribed and sworn before me Dec 27th 2007.



Signature

Executive Vice President

Title



Notary Public

SHASHI BHAGAT
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires January 1, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALLAHAN FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
October 31, 2007 and 2006

CALLAHAN FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
October 31, 2007 and 2006

CONTENTS


Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Callahan Financial Services, Inc.
Washington, D.C.

We have audited the accompanying balance sheets of Callahan Financial Services, Inc. ("the Company"), as of October 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callahan Financial Services, Inc. as of October 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The supplemental schedules of the Company as of October 31, 2007: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic 2007 financial statements taken as a whole.

Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Columbus, Ohio
December 26, 2007

CALLAHAN FINANCIAL SERVICES, INC.
BALANCE SHEETS
October 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 98,774	$ 59,862
Investment in limited liability limited partnership	44,600	10,100
Equity in undistributed earnings from limited liability limited partnership	34,166	15,807
Account receivable from related party	2,211	9,316
Other assets	2,070	2,132
Total assets	$ 181,821	$ 97,217
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses and payables	$ 79,855	$ 40,017
Total liabilities	79,855	40,017
Stockholder's equity		
Capital stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	15,000	15,000
Additional paid-in capital	360,743	323,606
Accumulated deficit	(273,777)	(281,406)
Total stockholder's equity	101,966	57,200
Total liabilities and stockholder's equity	$ 181,821	$ 97,217

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
For the Years Ended October 31, 2007 and 2006

	2007	2006
Income		
Earnings in limited partnership	$ 34,166	$ 15,807
Reimbursements for operating expenses	403,933	450,390
Interest income	1,875	1,676
Total revenues	439,974	467,873
Expenses		
Contract services	374,609	419,988
Regulatory and compliance	14,163	16,769
Other	15,161	13,633
Total expenses	403,933	450,390
Income before income taxes	36,041	17,483
Income tax expense	12,605	4,108
Net income	$ 23,436	$ 13,375

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended October 31, 2007 and 2006

	Number of Shares	Capital Stock (No Par Value)	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, November 1, 2005	100	$ 15,000	$ 323,606	$ (284,429)	$ 54,177
Cash dividends paid	--	--	--	(10,352)	(10,352)
Net income	--	--	--	13,375	13,375
Balance, October 31, 2006	100	15,000	323,606	(281,406)	57,200
Cash dividends paid	--	--	--	(15,807)	(15,807)
Capital contribution	--	--	37,137	--	37,137
Net income	--	--	--	23,436	23,436
Balance, October 31, 2007	100	$ 15,000	$ 360,743	$ (273,777)	$ 101,966

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended October 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 23,436	$ 13,375
Adjustments to reconcile net income to net cash provided by operating activities:		
Earnings from limited partnership	(34,166)	(15,807)
Changes in		
Accounts receivable from related party	7,105	10,844
Other assets and liabilities	39,900	1,239
Net cash from operating activities	36,275	9,651
Cash flows from investing activities:		
Investment in limited liability limited partnership	(34,500)	--
Distributions received from limited partnership	15,807	10,352
Net cash (used in)/provided by investing activities	(18,693)	10,352
Cash flows from financing activities:		
Dividends paid to parent	(15,807)	(10,352)
Capital contribution	37,137	--
Net cash provided by/ (used in) financing activities	21,330	(10,352)
Net change in cash and cash equivalents	38,912	9,651
Cash and cash equivalents at beginning of year	59,862	50,211
Cash and cash equivalents at end of year	$ 98,774	$ 59,862

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Callahan Financial Services, Inc. ("the Company"), was incorporated on March 13, 1987, for the purpose of serving as the general partner (with an initial 15 percent ownership interest) in Callahan Credit Union Financial Services LLLP ("the Partnership" or "CUFSLP," see Note 3). The Partnership was organized to serve as the administrator of the Trust for Credit Unions ("the Trust"), a diversified management investment company for investment by state and federally chartered credit unions. In addition to serving as the general partner of the Partnership, the Company acts as a co-distributor, with Goldman, Sachs & Co., of the units of the portfolios of the Trust. The Company is a wholly owned subsidiary of Callahan & Associates, Inc.

The primary source of revenue for the Company is its equity interest in the earnings and losses of the Partnership. The primary source of revenue for the Partnership is an administration fee paid by the Trust. Under an amended and restated administration agreement effective June 1991, the Partnership established two separate portfolios for investment by the Trust, a Money Market Portfolio and a Government Securities Portfolio. On October 10, 1992, a third portfolio, the Mortgage Securities Portfolio, was established. On July 1, 1993, a fourth portfolio, the Target Maturity Portfolio, composed of mutual fund investments, was established. This portfolio liquidated and terminated operations on June 28, 1996 upon reaching maturity. Two additional target maturity portfolios, composed of mutual fund investments, were established on February 15, 1994, and May 19, 1994. Upon reaching their scheduled maturity dates, these portfolios liquidated and terminated on February 28, 1997 and May 15, 1997. In June 2004, the Government Securities Portfolio was renamed the Ultra-Short Duration Government Portfolio, and the Mortgage Securities Portfolio was renamed the Short Duration Portfolio.

The Partnership earns a fee for its service as administrator of the Trust for Credit Unions. Per the Trust for Credit Unions prospectus, administration fees as a percentage of Portfolio average daily net assets are as follows: 0.10% for the Money Market Portfolio; 0.10% for the Ultra-Short Duration Government Portfolio; and 0.05% for the Short Duration Portfolio.

Effective July 1, 1997, the Partnership voluntarily agreed to limit its administration fee with respect to the Money Market Portfolio to 0.02% of the average daily net assets. Additionally, effective October 17, 2005 through April 16, 2006, the Partnership voluntarily waived its entire administration fee with respect to the Money Market Portfolio. On April 17, 2006, the Partnership began receiving the full administration fee of 0.02% of daily net assets. The cumulative results of these actions resulted in fee waivers of approximately $314,300 in 2007 and $245,000 in 2006 related to the Money Market Portfolio.

(Continued)

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS (Continued)

From July 1, 1995 to June 30, 1997, the Partnership voluntarily agreed to limit its administration fee for the Money Market Portfolio to 0.05% of average daily net assets on assets up to $500 million; 0.04% on assets between $500 million to $750 million; and 0.03% on assets exceeding $750 million. Prior to July 1, 1995, the Partnership earned an administration fee equal to 0.05% of assets up to $300 million; 0.10% of assets between $300 million and $1 billion; and 0.05% of assets over $1 billion.

The administration fee for the Ultra-Short Duration Government Portfolio is paid at an annual rate of 0.10% of average daily assets after expense limitation of the Ultra-Short Duration Government Portfolio of the Trust. The Partnership and Goldman, Sachs & Co. have each voluntarily agreed to limit the other annualized ordinary expenses (excluding advisory fees, administration fees, interest, taxes, brokerage, and extraordinary expenses) of the Ultra-Short Duration Government Portfolio such that the Partnership will reimburse expenses that exceed 0.05% up to 0.10% of the Ultra-Short Duration Government Portfolio's average daily net assets. Reimbursements totaled $118,879 in 2007 and $134,526 in 2006

The administration fee of the Short Duration Portfolio is paid at an annual rate of 0.05% of the average daily net assets of the Short Duration Portfolio of the Trust. The administration fee for the target maturity portfolios were paid at an annual rate of 0.05% of the average daily net assets of the target maturity portfolios.

Beginning in November 1988, Goldman, Sachs & Co. began paying certain expense related to the marketing and administration of the Trust that previously had been the responsibility of the Partnership. In May 2007 the Board of Trustees of the Trust approved PFPC to be the provider of key administrative services, including custody, transfer agent and regulatory administration, for the Trust. The transition to PFPC is anticipated to occur in January 2008. Following this transition, Goldman, Sachs & Co.'s role will solely be as investment adviser to the Trust with Callahan Financial Services, Inc. serving as sole distributor.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's financial statements are prepared on the accrual basis of accounting, whereby, revenue is recognized when earned and expenses are recognized when incurred.

The Company is currently operating under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC. Broker/dealers operating under the provisions of (k)(1) are exempted from the requirement to make the reserve computations under rule 15c3-3.

Income Taxes: The Company files a consolidated federal income tax return with its parent. Income taxes are based on an allocation calculated as if the Company was filing a separate tax return. In addition, the Company files a District of Columbia income tax return. During the year ended October 31, 2007 and 2006, the Company settled $37,137 and $0 of income taxes payable to its parent company, Callahan & Associates, Inc. by the parent contributing the payable to the Company as contributed capital. Deferred income tax assets and liabilities were not material at or during the years ended October 31, 2007 and 2006. At October 31, 2007 and 2006, taxes payable to Callahan & Associates, Inc. totaled $0 and $29,000.

Investment and Earnings in Limited Liability Limited Partnership: The Company accounts for its investment in the limited liability limited partnership using the equity method. Under the equity method, the Company recognizes its respect percentage of earnings in the limited liability limited partnership.

The Financial Accounting Standards Board Emerging Issues Task Force (EITF) reached a consensus in Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*, on a model that addresses when a general partner controls a limited partnership when the limited partners have certain rights. Per the guidance, a sole general partner in a limited partnership would be presumed to control that limited partnership and therefore, would be required to include the limited partnership in its consolidated financial statements, regardless of the extent of the sole general partner's ownership interest in the limited partnership unless the presumption of the general-partner control can be overcome. Company management asserts that the rights of the limited partners are substantive and therefore, would overcome the presumption of control (and consolidation) by the sole general partner.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents: Cash and cash equivalents includes cash, deposits in financial institutions and highly liquid mutual fund investments. For these instruments, the carrying amount approximates fair value.

Reimbursements for Operating Expenses: Under the terms of the Certificate and Agreement of Limited Partnership, the Company's incurred operating expenses are reimbursed by the Partnership. The Company is required to reflect these reimbursements received for expenses incurred as revenue in the income statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP

The Company initially acquired a 15 percent interest in the Partnership for an investment of $100. The Company continues to serve as the general partner to the Partnership, while the majority interest belongs to various credit unions and credit union service organizations that serve as limited partners. The net profits and losses of the Partnership are allocated among the partners in accordance with the terms of the Certificate and Agreement of Limited Partnership, as amended. Should the Partnership be terminated, net assets available for distribution will be distributed first in proportion to the partners' net capital accounts until such capital accounts have been reduced to zero and then to the partners in accordance with their respective participation percentages.

Profits and losses of the Partnership are generally allocated among the partners in accordance with their partnership interests. However, the terms of the Certificate and Agreement of Limited Partnership, as amended, through January 31, 1991, preclude allocating any further losses to a partner or class of partners once the partner's capital account reaches zero, as long as another partner or class of partners maintains a positive capital balance. In accordance with partnership dividend policy, all net earnings in excess of those allocated to recover partner capital contributions are distributed as dividends to the partners consistent with their partnership interests. These allocations are in accordance with Section 704(b) of the Internal Revenue Code. The Partnership will distribute $155,302 in January 2008, which relates to fiscal year 2007.

(Continued)

NOTE 3 - INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP (Continued)

During fiscal year 1991 and in accordance with the approval of the Class A limited partners, Callahan & Associates, Inc. purchased the Class B limited partner's interest in the Partnership. This interest was purchased for its original face value of $10,000 from the original Class B limited partner. This Class B interest was contributed to the Company and increased its total partnership interest in the Partnership to 20 percent. The Company owns both general partner and limited partner interests.

In accordance Section 10.07(c) and 10.08 of the Certificate and Agreement of Limited Partnership, during the year ended October 31, 2007, one Class A Limited Partner, Think Federal Credit Union, withdrew from the Partnership due to its conversion to a mutual savings bank. The withdrawing Partner transferred its entire interest in the Partnership, one Class A limited partner share, to the General Partner of the Partnership, Callahan Financial Services, Inc., for cash of $34,500. In accordance with Section 10.08 of the Certificate and Agreement of Limited Partnership, the Company intends seek the approval of a majority of the Partners to transfer the Class A limited partner share to a eligible purchaser at the January 2008 meeting of the Partners.

The Company accounts for its investment in the Partnership using the equity method of accounting. Under the equity method of accounting, the investment is recorded at its initial cost and is increased or decreased for the Company's share of the subsequent earnings or losses of the Partnership, as specified in the Certificate and Agreement of Limited Partnership, as amended, and is decreased by distributions received. The Company's share of losses is limited to the amount of its investment, as long as another partner or class of partners maintains a positive capital balance. The amounts reported in the accompanying financial statements reflect this allocation method.

(Continued)

NOTE 3 - INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP (Continued)

The Partnership's condensed balance sheets as of October 31, 2007 and 2006, and condensed statements of income for the years ended October 31, 2007 and 2006, are as follows:

Condensed Balance Sheets

	October 31, 2007	October 31, 2006
Assets:		
Cash, cash equivalents and certificates of deposit	$ 702,371	$ 690,285
Investment in loan participations	2,401,967	2,458,405
Investment in limited liability company	252,933	207,562
Receivables and prepaids	188,621	107,359
Total assets	$ 3,545,892	$ 3,463,611
Liabilities:		
Accrued expenses and accounts payable	$ 178,490	$ 172,478
Distributions payable	155,302	79,033
Total liabilities	333,792	251,511
Partners' capital:		
General partner	100	100
Class A limited partners	3,202,000	3,202,000
Class B limited partner	10,000	10,000
Total partners' capital	3,212,100	3,212,100
Total liabilities and partners' capital	$ 3,545,892	$ 3,463,611

Condensed Statements of Income

	For the Years Ended October 31, 2007	For the Years Ended October 31, 2006
Revenues	$ 957,476	$ 1,033,016
Expenses	802,174	953,983
Net Income	$ 155,302	$ 79,033

(Continued)

NOTE 4 - RELATED-PARTY TRANSACTIONS

The Company shares office space with and obtains clerical support from its parent, Callahan & Associates, Inc., which charges the Company for these costs based on an expense-sharing agreement. Under the terms of the Certificate and Agreement of Limited Partnership, the majority of expenses charged to the Company by Callahan & Associates, Inc. and incurred by the Company, were reimbursed by the Partnership. The Company is required to reflect reimbursements received for expenses incurred as revenue in the income statements. Revenue and expenses recorded relating to the reimbursement of expenses by the Partnership under the terms of this agreement for the years ended October 31, 2007 and 2006, were $403,933 and $450,390, respectively. The partnership also pays regulatory compliance costs incurred by the Company in fulfilling its responsibility as general partner of the Partnership.

The Company had funds on deposit with the NIH Federal Credit Union, a limited partner of the Partnership, totaling $24,661 and $22,428 as of October 31, 2007 and 2006. The Company had investments in Goldman, Sachs & Co. mutual funds of $68,072 and $31,394 at October 31, 2007 and 2006. The accounts receivable of $2,211 and $9,316 at October 31, 2007 and 2006 are receivable from the Partnership. At October 31, 2007, the Company had accounts payable of $69,500 to the Partnership, which includes $35,000 received by the Company from the Financial Industry Regulatory Authority as a one-time, special refund of regulatory and compliance expense paid to the NASD prior to the consolidation of NASD and NYSE Member Regulation, and $34,500 related to the Company's purchase of one class A limited partner share from a withdrawing partner.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule. This rule requires the maintenance of minimum net capital, as defined. As of October 31, 2007 and 2006, the Company's net capital totaled $17,558 and $19,217, which is in excess of its required capital of $5,324 and $5,000. Additionally, under this rule, "aggregate indebtedness," as defined, cannot exceed 1,500 percent of net capital. The Company's percentage of aggregate indebtedness to net capital was 455% and 208% at October 31, 2007 and 2006.

SUPPLEMENTARY INFORMATION

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of October 31, 2007

NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 101,966
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Investment in and receivable affiliates, subsidiaries, and associated partnerships	80,977
Other assets	2,070
Total deductions and / or charges	83,047
Net capital before haircuts on security positions	18,919
HAIRCUTS ON SECURITIES:	
Trading and investment securities:	
Other securities	1,361
Total haircuts	1,361
NET CAPITAL	$ 17,558
AGGREGATE INDEBTEDNESS	
TOTAL AGGREGATE INDEBTEDNESS	$ 79,855
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $5,000 minimum)	$ 5,324
EXCESS NET CAPITAL	$ 12,234
EXCESS NET CAPITAL AT 1000% OF AGGREGATE INDEBTEDNESS	$ 9,572
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	454.81%

Reconciliation with the Company's Computation:
(included in Part II of Form X-17a-5 for the Year Ended October 31, 2007)

Net capital, as reported in Company's unaudited Part II Focus report	$ 10,565
Audit adjustments*	6,993
Net capital, per above computation	$ 17,558

*Audit adjustments relate to adjustments to tax expense, taxes payable, related party receivables, revenue and expense, and settlement of related party payable as a capital contribution.

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of October 31, 2007

Callahan Financial Services, Inc. ("the Company") is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("the Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(1) of the Rule.



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

Board of Directors
Callahan Financial Services, Inc.
Washington, D.C.

In planning and performing our audit of the financial statements of Callahan Financial Services, Inc. ("the Company"), a Delaware corporation, as of and for the year ended October 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
December 26, 2007

END